ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On September 24, 2007

Notice is hereby given that the 2007 Annual General Meeting (the “Annual Meeting”) of the Shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli company, will be held at the offices of Yigal Arnon & Co., Azrieli Center, Round Tower, 47th floor, Tel Aviv, Israel on Monday, September 24, 2007, at 11:00 a.m. (Israel time) for the following purposes:

1.
To approve the appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007 and its service as the Company’s independent registered public accounting firm until the next Annual General Meeting and to authorize the Board of Directors of the Company, upon recommendation of the Audit Committee, to fix remuneration of said firm; and

2.	To report on the business of the Company for the year ended December 31, 2006 (including a review of the 2006 financial statements).

The affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy, and voting thereon, is necessary for the approval of the first proposal.

Shareholders of record at the close of business on August 31, 2007, are entitled to notice of, and to vote at, the Annual Meeting. All shareholders are cordially invited to attend the Annual Meeting in person.

A proxy statement describing the matter to be voted upon at the meeting with a proxy card enabling the Shareholders to indicate their vote on such matter will be mailed on or around September 2, 2007 to all Shareholders entitled to vote at the Annual Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the proxy card to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave, Brooklyn, NY 11219, not less than twenty four (24) hours before the time fixed for the Annual Meeting in order to be qualified to participate in meeting.

By Order of the Board of Directors, Yoav Chelouche Chairman of the Board August 27, 2007

PROXY STATEMENT

ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On September 24, 2007

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Rosetta Genomics Ltd. (the “Company”) for use at our Annual General Meeting of Shareholders (the “Annual Meeting”) to be held on Monday, September 24, 2007, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting has been established as of the close of business on August 31, 2007.

As of June 30, 2007, we had outstanding 11,864,419 of our ordinary shares, nominal value New Israeli Shekels (“NIS”) 0.01 (the “Ordinary Shares”).

We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about September 2, 2007. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposal set forth in the accompanying Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy card. If no specific instruction is given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposal set forth in the Notice of Meeting. We are not aware of any other matters to be presented at the Annual Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Annual Meeting or requesting the return of the proxy at the Annual Meeting; or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to the Company at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel, Attention: CFO.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Annual Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Annual Meeting. If within half an hour from the time scheduled for the Annual Meeting a quorum is not present, the Annual Meeting shall stand adjourned for one week, until October 1, 2007 at the same time and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Annual Meeting within half an hour of the time scheduled for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

Proposal 1 to be presented at the Annual Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the proposal.

PRINCIPAL SHAREHOLDERS

The following table and notes thereto set forth information, as of August 1, 2007, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date 11,864,419 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares

Amir Avniel(2)	672,787	5.6%
Isaac Bentwich, M.D.(3)	1,899,343	16.0
Highbridge International LLC(4)	774,000	6.5
Weiss Multi-Strategy Advisors LLC(5)	642,290	5.4
_________________
(1)
Includes Ordinary Shares that the holder has a right to purchase within 60 days of August 1, 2007. Unless otherwise noted, the address for each shareholder is c/o Rosetta Genomics Ltd., 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel.

(2)
Includes options currently exercisable or exercisable within 60 days of August 1, 2007 to purchase the following number of shares, all of which have an exercise price of $0.00: 75,335 ordinary shares (expiring in May 2012); 1,429 ordinary shares (expiring in May 2014); 31,390 ordinary shares (expiring in June 2015); 829 ordinary shares (expiring in June 2015); and 14,275 (expiring in September 2017) Also includes 549,531 ordinary shares held by Harmony 2000, an Israeli non-profit association, of which Mr. Avniel is one of seven members, and one of three members of its managing board. The members of Harmony 2000’s managing board control the securities held by Harmony 2000 and Mr. Avniel may therefore be deemed to beneficially own the securities owned by Harmony 2000. Mr. Avniel disclaims any beneficial ownership of the securities owned by Harmony.

(3)
Consists of (i) 52,995 ordinary shares directly owned by Dr. Bentwich, (ii) 1,121,036 ordinary shares held by Bentwich Innovations Ltd., an Israeli company controlled by Dr. Bentwich, (iii) 175,781 ordinary shares held by Bentwich Holdings Ltd., a holding company controlled by Dr. Bentwich, and (iv) 549,531 ordinary shares held by Harmony 2000, an Israeli non-profit association, of which Dr. Bentwich is one of seven members, and one of three members of its managing board. The members of Harmony 2000’s managing board control the securities held by Harmony 2000, and Dr. Bentwich may therefore be deemed to beneficially own the securities owned by Harmony 2000. Dr. Bentwich disclaims any beneficial ownership of the securities owned by Harmony 2000.

(4)
Based solely on a Schedule 13G filed with the SEC on March 5, 2007. Consists of shares owned by Highbridge International LLC. Highbridge Master L.P., Highbridge Capital Corporation, Highbridge Capital L.P., Highbridge GP, Ltd., Highbridge GP, LLC, Highbridge Capital Management, LLC, Glenn Dubin and Harry Swieca may be deemed the beneficial owners of the 774,000 ordinary shares owned by Highbridge International LLC. Highbridge International LLC is a subsidiary of Highbridge Master L.P. Highbridge Capital Corporation and Highbridge Capital L.P. are limited partners of Highbridge Master L.P. Highbridge GP, Ltd. is the General Partner of Highbridge Master L.P. Highbridge GP, LLC is the General Partner of Highbridge Capital L.P. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Capital Corporation, Highbridge Capital L.P. and Highbridge Master L.P. Glenn Dubin is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Henry Swieca is a Co-Chief Executive Officer of Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Highbridge GP, Ltd., Highbridge GP, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the Ordinary Shares owned by Highbridge International LLC. The address for each of Highbridge International LLC, Highbridge Capital Corporation, Highbridge Master L.P., and Highbridge GP, Ltd. is: c/o Harmonic Fund Services, The Cayman Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. The address for each of Highbridge Capital Management, LLC, Highbridge Capital L.P., Highbridge GP, LLC, Glenn Dubin, and Henry Swieca is: c/o Highbridge Capital Management, LLC, 9 West 57th Street, 27th Floor, New York, New York 10019.

(5)
Based solely on a Schedule 13G filed with the SEC on May 2, 2007. Consists of 642,490 shares deemed to be beneficially owned by Weiss Multi-Strategy Advisors LLC, George A. Weiss and Frederick E Doucette III. Messrs. Weiss and Doucette disclaim beneficial ownership except to the extent of their pecuniary interest therein. The address for each of Weiss Multi-Strategy Advisors LLC, Mr. Weiss and Mr. Doucette is c/o Weiss Multi-Strategy Advisors LLC, One State Street, 20th Floor, Hartford, CT 06103.

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

At the Annual Meeting, the shareholders will be asked to vote on the following proposal:

PROPOSAL ONE - APPROVAL OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM AND AUTHORIZATION TO DETERMINE COMPENSATION

Background

        The Company, based upon the recommendation of the Audit Committee and the Board of Directors, is submitting for approval of its shareholders the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent registered public accounting firm to audit the consolidated financial statements of the Company and its subsidiaries for the fiscal year ending December 31, 2007, and to serve as its independent registered public accounting firm until the next Annual Meeting. The Company is also submitting for approval of its shareholders the authorization of the Company’s Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of said firm in accordance with the volume and nature of their services. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the independent registered public accounting firm as provided by the U.S. Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder. Representatives of Kost, Forer, Gabbay and Kasierer will not be present at the Annual Meeting.

THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE MEETING:

        “RESOLVED, to approve the appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent registered public accounting firm to audit the consolidated financial statements of the Company for the fiscal year ending December 31, 2007, and its service as the Company’s independent registered public accounting firm until the next annual general meeting, and to authorize the Company’s Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of said firm in accordance with the volume and nature of their services.”

An affirmative vote of a majority of the shares represented and voting at the Annual Meeting in person or by proxy is required for the approval of such resolution.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE APPOINTMENT OF KOST, FORER, GABBAY & KASIERER (A MEMBER OF ERNST & YOUNG GLOBAL), AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND THE AUTHORIZATION OF THE BOARD OF DIRECTORS, UPON RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THEIR REMUNERATION IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES.

REPORT OF THE BOARD OF DIRECTORS ON THE BUSINESS OF THE COMPANY
FOR THE YEAR ENDED DECEMBER 31, 2006 AND REVIEW OF THE 2006
FINANCIAL STATEMENTS

        In accordance with Section 60(b) of the Israeli Companies Law-1999, at the Annual Meeting, the audited consolidated financial statements of the Company for the year ended December 31, 2006 and the Company’s annual report for 2006 will be reviewed and discussed.

        The Annual Report on Form 20-F of the Company for the year ended December 31, 2006, which includes the audited consolidated financial statements of the Company, is available on the Company’s website, at www.rosettagenomics.com.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors - SEC Filing” section of our website at www.rosettagenomics.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of the Notice of Meeting and this proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

OTHER MATTERS

As of the date of this proxy statement, no shareholder had advised us of the intent to present any other matters, and we are not aware of any other matters to be presented, at the meeting. Accordingly, the only items of business that our Board of Directors intends to present at the meeting are set forth in this proxy statement.

If any other matter or matters are properly brought before the meeting, the persons named as proxy holders will use their discretion to vote on the matters in accordance with their best judgment as they deem advisable.

By order of the Board of Directors, Yoav Chelouche Chairman of the Board

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ROSETTA GENOMICS LTD.

SEPTEMBER 24, 2007

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

ROSETTA GENOMICS LTD. For the Annual General Meeting of Shareholders To Be Held On Monday, September 24, 2007 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Rosetta Genomics Ltd. (the “Company”) hereby appoints each of Tamir Kazaz and Tami Fishman of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the offices of Yigal Arnon & Co. located at Azrieli Center, Round Tower, 47th floor, Tel Aviv, Israel, on Monday, September 24, 2007 at 11:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR Proposal 1.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

1. TO APPROVE the appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2007, and its service as the Company’s independent registered public accounting firm until the next annual general meeting, and to authorize the Company’s Board of Directors, upon recommendation of the Audit Committee, to fix the remuneration of said firm in accordance with the volume and nature of their services.
	FOR ☐	AGAINST ☐	ABSTAIN ☐

THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO CONTRARY DIRECTION IS INDICATED, WILL BE VOTED AS FOLLOWS: FOR PROPOSAL 1 AND AS THE PROXY HOLDERS DEEM ADVISABLE ON SUCH OTHER MATTERS THAT ARE PROPERLY BROUGHT BEFORE THE MEETING.

PLEASE SIGN EXACTLY AS YOUR NAME APPEARS HEREON. IF THE SHARES ARE REGISTERED IN THE NAME OF TWO OR MORE PERSONS, EACH SHOULD SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, GUARDIANS AND ATTORNEYS-IN-FACT SHOULD ADD THEIR TITLES. IF SIGNER IS A CORPORATION, PLEASE GIVE FULL CORPORATE NAME AND HAVE A DULY AUTHORIZED OFFICER SIGN, STATING TITLE. IF SIGNER IS A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AUTHORIZED PERSON.

Please sign, date and promptly return this proxy in the enclosed return envelope, which is postage prepaid if mailed in the United States.

Dated:_________________________________, 2007 Signature Signature